UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KIRBY CORP
(Name of Issuer)
Common
(Title of Class of Securities)
497266106
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497266106
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Group LLC 61-1591182
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 3,486,469
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 3,531,182
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,531,182
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ x ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.97%
(12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 497266106
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Investment Advisers LLC 02-0654486
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 3,416,643
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 3,458,868
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,868
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ x ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.85%
(12)	Type of Reporting Person (See Instructions) IA

Item 1.
(a) Name of Issuer
KIRBY CORP
(b) Address of Issuer's Principal Executive Offices
55 WAUGH DRIVE SUITE 1000
HOUSTON, Texas, 77007

Item 2.
(a) Name of Person Filing
Neuberger Berman Group LLC
Neuberger Berman Investment Advisers LLC
(b) Address of Principal Business Office or, if none, Residence
1290 Avenue of the Americas
New York, NY 10104
(c) Citizenship
Delaware
(d) Title of Class of Securities
Common
(e) CUSIP Number
497266106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[ x ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
3,531,182

Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and Neuberger Berman Investment Advisers LLC and certain affiliated persons may be deemed to beneficially own the securities covered by this report in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Neuberger Berman Group LLC, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons.

This report is not an admission that any of these entities are the beneficial owner of the securities covered by this report and each of Neuberger Berman Group LLC, Neuberger Berman Investment Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.

The information in this filing reports securities of the issuer that may be deemed to be beneficially owned by Neuberger Berman Group LLC, Neuberger Berman Investment Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC ("NBG Filers"). The securities of the issuer, if any, that may be deemed to be beneficially owned by NB Alternatives Advisers LLC and other subsidiaries of Neuberger Berman Group LLC that are separated from the NBG Filers by an information barrier in accordance with SEC Release No. 34-39538 (January 12, 1998) are not reflected in this filing.
(b) Percent of class:
5.97%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0
(ii) Shared power to vote or to direct the vote
3,486,469
(iii) Sole power to dispose or to direct the disposition of
0
(iv) Shared power to dispose or to direct the disposition of
3,531,182

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Neuberger Berman Group LLC and its affiliates may be deemed to be beneficial owners of securities for purposes of Exchange Act Rule 13d-3 because they or certain affiliated persons have shared power to retain, dispose of or vote the securities of unrelated clients. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities of those clients. The clients have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. Other than named in this filing, no one client has an interest of more than 5% of the issuer.

With regard to the shares set forth under item 4(c)(ii), Neuberger Berman Group LLC may be deemed to be the beneficial owner for purposes of Rule 13d-3 because certain affiliated persons have shared power to retain, dispose of and vote the securities. In addition to the holdings of individual advisory clients, Neuberger Berman Investment Advisers LLC serves as investment manager of Neuberger Berman Group LLC's various registered mutual funds which hold such shares. The holdings belonging to clients of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC and Neuberger Berman Investment Advisers LLC are also aggregated to comprise the holdings referenced herein.

In addition to the shares set forth under Item 4(c)(ii) for which Neuberger entities also have shared power to dispose of the shares, item 4(c)(iv) also includes shares from individual client accounts over which Neuberger Berman Investment Advisers LLC has shared power to dispose but does not have voting power over these shares. The holdings of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC and Neuberger Berman Investment Advisers LLC, are also aggregated to comprise the holdings referenced herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2024
Neuberger Berman Group LLC
By:	/s/ Brad Cetron

Name: Brad Cetron
Title: Managing Director
Date:   February 13, 2024
Neuberger Berman Investment Advisers LLC
By:	/s/ Brad Cetron

Name: Brad Cetron
Title: Managing Director